

Monthly Performance Report - December 2020

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website: **aipex5.gbm.hsbc.com**

Bloomberg Ticker: **AiPEX5**

Geographical Focus: **United States**

Launch Date: **05/04/2020**

Type of Return: **Excess Return**

Index Sponsor: **EquBot, Inc.**

Index Calculation Agent: **Solactive AG**

Index Fee: **0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.57%
YTD	2.66%
1Y	2.66%
3Y	5.21%
5Y	25.47%
10Y	56.78%
10Y Annualized Volatility	4.96%
10Y Sharpe Ratio	0.93
Cumulative Return	100.51%

Top 10 Holdings: As of 31/12/2020

	Index Weight(%)	Sector
ALPHABET INC-CL A	1.5%	Technology Services
ALPHABET INC C-SHARES	1.5%	Technology Services
ZOOM VIDEO COMMUNICATIONS INC	1.1%	Technology Services
SERVICENOW INC	1.0%	Technology Services
WILLIS TOWERS WATSON PLC	1.0%	Finance
LOWES COS INC	0.9%	Retail Trade
HUMANA INC	0.9%	Health Services
CADENCE DESIGN SYSTEMS INC	0.8%	Technology Services
NETFLIX INC	0.8%	Consumer Services
ENPHASE ENERGY INC	0.8%	Electronic Technology
Total	**10.4%**	

Annual Index Performance: Historical & Simulated*

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
3.3%	-0.1%	3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%

Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 31/12/2020. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-223208
January 13, 2021

Top 10 Sector Allocations



Contributions to Return



Daily Risk Control Allocation - Historical & Simulated*

	As of 31/12/2020	3Y Average	5Y Average	10Y Average
Equity Portfolio	27.11%	30.88%	37.64%	36.06%
Cash	72.89%	69.12%	62.36%	63.94%

Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 31/12/2020. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

